SUPER GROUP (SGHC) LIMITED
KINGSWAY HOUSE
HAVILLAND ST., ST. PETER PORT
GY1 2QE, GUERNSEY

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VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

T00530-P51809

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

SUPER GROUP (SGHC) LIMITED

The Board of Directors recommends you vote FOR the following:

1. Election of Directors

Nominees:	**For**	**Against**	**Abstain**
1a. Eric Grubman	☐	☐	☐
1b. Robert Dutnall	☐	☐	☐
1c. John Le Poidevin	☐	☐	☐
1d. Natara Holloway Branch	☐	☐	☐
1e. Jonathan Jossel	☐	☐	☐
1f. Merrick Wolman	☐	☐	☐

The Board of Directors recommends you vote FOR the following proposals:

	For	**Against**	**Abstain**
2. To receive and consider the annual report, the audited financial statements, the Directors' report, and the auditor's report for the financial year ended 31 December 2025.	☐	☐	☐
3. To ratify the appointment of Deloitte LLP as Auditor of the Company for the financial year ended 31 December 2026 and until the end of the next annual general meeting of the Company in accordance with section 257(4) of the Companies (Guernsey) Law, 2008, as amended (the "**Companies Law**").	☐	☐	☐
4. To authorise the Directors of the Company to determine the remuneration of the Auditor in accordance with section 259(a)(ii) of the Companies Law.	☐	☐	☐
5. To resolve that the Company be authorised, in accordance with section 315 of the Companies Law, to make market acquisitions of the shares in the capital of the Company on the terms set out in the notice of AGM.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

T00531-P51809 Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. SUPER GROUP (SGHC) LIMITED ANNUAL MEETING OF SHAREHOLDERS JUNE 25, 2026 4:00 PM (UK TIME) THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS I, the undersigned, being a Shareholder in the Company hereby appoint the Chairman of the AGM as proxy with the power to appoint (his/her) substitute, and hereby authorize them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of (Common/Preferred) stock of SUPER GROUP (SGHC) LIMITED that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at Bordeaux Court, Les Echelons, St. Peter Port, Guernsey GY1 1AR on June 25, 2026, at 4:00 pm (UK time), and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Continued and to be signed on reverse side